AR/S
P.E.
12-31-06

OLYMPIC STEEL

INC




SEC Mail Processing
RECEIVED
APR 09 2007
WASH, D.C.
209
SECTION



2006 Annual Report

FELLOW SHAREHOLDERS

Thank you for your continued support of Olympic Steel in 2006. The year was one of many achievements and challenges. The steel and metals business, as a whole, remained in the news all year with continued global consolidations, public takeovers, U.S. governmental intrusions, trade concerns, currency issues, and price volatility leading the headlines. Through it all, we reached our highest revenues ever and our second best financial results. We also recorded our best on-time delivery, quality and safety achievements. We initiated dividends and made further commitments for the continued training, education and growth of our employees. Driven by a set of core values, Olympic Steel is creating a dynamic people-driven organization devoted to high returns for you and value creation for customers.

Consolidation in steel receives a lot of publicity these days. The real issue for us is the *impact* of consolidation. The overall effect is shorter market cycles of highs and lows in pricing and demand. With even more consolidation on the horizon, one could expect even greater compression of these cycles. This new paradigm makes it increasingly difficult to manage inventory levels efficiently. I can assure you that Olympic's management acted swiftly and will continue to do so, through these rapidly changing markets. The steel service center sector entered the year 2006 with high demand and low inventories. The steel market decelerated in demand during the middle and back half of the year causing overall higher inventories and lower prices at year end. Yet, we remained profitable even in this down cycle. This change in financial performance is different from previous downturns in cycles and ultimately, if continued, will drive higher valuations for companies involved in the steel sector.

Let me now review some of the 2006 value creating actions that allowed us to mitigate the volatility and help us with our future growth. We purchased an additional facility in Chambersburg, Pennsylvania, also investing in new automation in the existing Chambersburg plant. We added six new lasers during the course of the year in a variety of locations. We initiated direct ownership of trucking and delivery vehicles for improved service and lower cost. We acquired a fabrication operation in Siler City, North Carolina enhancing downstream processing and quicker just-in-time deliveries—this is right in line with our growth and value strategies. We began a total company management information system conversion (our SEMS project) to be completed in 2009. We continued to invest in other current information technologies as well. We moved away from non-profitable markets with the closing of our laser-welded joint venture operation with US Steel and the folding of our minority joint venture into our main Detroit operation. We completed many human resource projects, automating nearly all of our HR functional reports and job classifications. Through all this investment in growth, we are proud of the fact that we initiated quarterly dividends of $.03 per share and increased book value by $2.73 per share.

Still more remains to do. We are addressing overhead creep, some of which was due to the growth of our down-stream processes and investment in technologies. We did not compensate for this with enough tonnage growth. We know that consolidation by our mill suppliers has created poor in-bound delivery and pricing power today leans toward the steel producer. We also know as steel pricing goes up, the expectations of our performance by customers increase. We are concerned about the impact of global steel demand, with markets around the world growing faster than our home market, thus, driving cost of imports to record high levels, to say nothing of the U.S. dollar currency valuation. The speed in which decisions are required to be made increases every year exponentially. We invested nearly $30 million in total growth initiatives last year and are budgeting nearly $16 million in capital expenditures this coming year. We continue to expand our gross margin by adding value to the products we sell. We have accelerated our college campus recruiting to bring in people with fresh ideas to help us to secure our future. We are sending our existing people back to school for the same reasons. Employee satisfaction, as indicated by our employee opinion surveys, remains high and customer satisfaction as indicated by our customer surveys is improving. We are in compliance with all government regulations including Sarbanes-Oxley. We have an extremely healthy balance sheet, have tremendous physical capacity and are blessed with superior intellectual knowledge for the industries that we serve.

The steel service center universe can be *difficult* to manage, but exceedingly rewarding. It takes great commitment by the employees and patient yet probing advisors, board members and shareholders to allow our strategies to fully develop. We believe all the pieces of our puzzle fit together nicely.

We are planfully positioning ourselves for the new challenges ahead with vision and focus, acting in the present, mitigating risk, and improving performance. We appreciate your continued support.

Sincerely,



Michael D. Siegal
Chairman and CEO
March 26, 2007


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/01)
1200
1000
800
600
400
200
0
Dollars
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Olympic Steel, Inc.
Peer Group
Nasdaq US Index

Peer Group consists of A.M. Castle & Co., Gibraltar Industries, Inc., Shiloh Industries, Inc., Steel Technologies, Inc., Ryerson, Inc., Reliance Steel and Aluminum Company, and Worthington Industries, Inc.

Total Return Analysis	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Olympic Steel, Inc.	**$100.00**	**$125.49**	**$321.96**	**$1,039.61**	**$974.51**	**$875.61**
Peer Group	**$100.00**	**$ 96.94**	**$155.91**	**$ 218.35**	**$287.23**	**$325.85**
Nasdaq US Index	**$100.00**	**$ 68.47**	**$102.72**	**$ 111.54**	**$113.07**	**$123.84**

Source: CTA Integrated Communications www.ctaintegrated.com (303) 665-4200. Data from ReutersBRIDGE Data Networks

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2006

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23320

OLYMPIC STEEL, INC.

(Exact name of registrant as specified in its charter)

Ohio	34-1245650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5096 Richmond Road, Bedford Heights, Ohio	44146
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 292-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which registered
Common Stock, without par value	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ( ) Accelerated filer (X) Non-accelerated filer ( )

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

As of June 30, 2006, the aggregate market value of voting stock held by nonaffiliates of the registrant based on the closing price at which such stock was sold on the Nasdaq Global Market on such date approximated $304,744,352. The number of shares of Common Stock outstanding as of March 13, 2007 was 10,444,078.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days of the close of its fiscal year ended December 31, 2006, portions of which document shall be deemed to be incorporated by reference in Part I and Part III of this Annual Report on Form 10-K from the date such document is filed.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

We are a leading U.S. steel service center with over 50 years of experience. Our primary focus is on the direct sale and distribution of large volumes of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel products. We operate as an intermediary between steel producers and manufacturers that require processed steel for their operations. We provide services and functions that form an integral component of our customers' supply chain management, reducing inventory levels and increasing efficiency, thereby lowering their overall cost of production. Our processing services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, precision machining, fabrication and painting of steel parts.

We operate as a single business segment with 16 strategically-located processing and distribution facilities in Connecticut, Georgia, Illinois, Iowa, Michigan, Minnesota, North Carolina, Ohio, and Pennsylvania. This broad geographic footprint allows us to focus on regional customers and larger national and multi-location accounts, primarily located throughout the midwestern, eastern and southern United States. In June 2006, we acquired Tinsley Group-PS&W, Inc. ("PS&W") a full service fabricating company which operates two plants in North Carolina that utilizes boring, forming, machining and painting equipment to produce a wide variety of fabrications for large original equipment manufacturers of heavy construction equipment. On May 1, 2006, we acquired the remaining 51% interest in G.S.P., LLC ("GSP"), a venture in the Detroit area that primarily services the automotive market. During the first quarter of 2006, we announced plans to close the Olympic Laser Processing ("OLP") joint venture near Detroit, Michigan. OLP ceased operations during the first quarter of 2006 and continues to liquidate its remaining assets.

We are incorporated under the laws of the State of Ohio. Our executive offices are located at 5096 Richmond Road, Cleveland, Ohio 44146. Our telephone number is (216) 292-3800, and our website address is www.olysteel.com.

Industry Overview

The steel industry is comprised of three types of entities: steel producers, intermediate steel processors and steel service centers. Steel producers have historically emphasized the sale of steel to volume purchasers and have generally viewed intermediate steel processors and steel service centers as part of their customer base. However, all three types of entities can compete for certain customers who purchase large quantities of steel. Intermediate steel processors tend to serve as processors in large quantities for steel producers and major industrial consumers of processed steel, including automobile and appliance manufacturers.

Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision value-added steel processing. Steel service centers respond directly to customer needs and emphasize value-added processing of steel pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, tempering, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures than, and provide services and value-added processing not otherwise available from, steel producers.

End product manufacturers and other steel users have increasingly sought to purchase steel on shorter lead times and with more frequent and reliable deliveries than can normally be provided by steel producers. Steel service centers generally have lower labor costs than steel producers and consequently process steel on a more cost-effective basis. In addition, due to this lower cost structure, steel service centers are able to handle orders in quantities smaller than would be economical for steel producers. The benefits to customers purchasing products from steel service centers include lower inventory levels, lower overall cost of raw materials, more timely response and decreased manufacturing time and operating expense. Customers also benefit from a lower investment in capital equipment which allows them to focus on the engineering and marketing of their products. We believe that the increasing prevalence of just-in-time delivery requirements has made the value-added inventory, processing and delivery functions performed by steel service centers increasingly important.

Corporate History

Our company was founded in 1954 by the Siegal family as a general steel service center. Michael Siegal, the son of one of the founders, began his career with us in the early 1970's and has served as our Chief Executive Officer since 1984, and as our Chairman of the Board of Directors since 1994. David Wolfort, our President and Chief Operating Officer, joined us as General Manager in 1984. In the late 1980's, our business strategy changed from a focus on warehousing and distributing steel from a single facility with no major processing equipment to a focus on growth, geographic and customer diversity and value-added processing. An integral part of our growth has been the acquisition and start-up of several processing and sales operations, and the investment in processing equipment. In 1994, we completed an initial public offering, and in 1996, completed a follow-on offering of our common stock.

Business Strategy and Objectives

We believe that the steel service center and processing industry is driven by four primary trends: (i) increased outsourcing of manufacturing processes by domestic original equipment manufacturers; (ii) shift by customers to fewer and larger suppliers; (iii) increased customer demand for higher quality products and services; and (iv) consolidation and globalization of industry participants.

In recognition of these industry dynamics, our focus has been on achieving profitable growth through the start-up, acquisition, or participation in service centers, processors, and related businesses, and investments in higher value-added processing equipment and services, while continuing our commitment to expanding and improving our sales and servicing efforts.

We have focused on specific operating objectives including: (i) investing in value-added and automation equipment; (ii) controlling operating expenses in relation to sales volumes; (iii) maintaining inventory turnover in excess of five times per year; (iv) maintaining our cash turnover rates; (v) improving safety awareness; and (vi) improving on-time delivery and quality performance. These operating objectives are supported by:

- Our "flawless execution" program (Fe), which is an internal program that empowers employees to achieve profitable growth by delivering superior customer service and exceeding customer expectations.
- A set of core values which is communicated and practiced throughout the company.
- On-going business process enhancements and redesigns to improve efficiencies and reduce costs.
- Continued evolution of information and key metric reporting to focus managers on achieving the specific operating objectives mentioned above.

We believe our depth of management, facilities, locations, processing capabilities, focus on quality and customer service, extensive and experienced sales force, and supplier relationships provide a strong foundation for implementation of our strategy and achievement of our objectives. Certain elements of our strategy are set forth in more detail below.

Investment In Value-Added Processing Equipment. We have invested in processing equipment to support customer demand and to respond to the growing trend among capital equipment manufacturers (our customers) to outsource non-core production processes, such as plate processing and fabrication, and to concentrate on engineering, design and assembly. When the results of sales and marketing efforts indicate that there is sufficient customer demand for a particular product or service, we will purchase equipment to satisfy that demand. We also evaluate our existing equipment to ensure that it remains productive, and we upgrade, replace, redeploy, or dispose of equipment when necessary.

Investments in automated welding lines, paint lines, precision machining equipment, blankers, plate processing equipment and two customized temper mills with heavy gauge cut to length lines have allowed us to further increase our higher value-added processing services. During 2006, we added six laser processing lines at various locations and we added 150,000 square feet to our Chambersburg fabrication business. As part of our continuous evaluation of non-productive equipment, new equipment has often replaced multiple pieces of older, less efficient equipment.

Sales And Marketing. We believe that our commitment to quality, service, just-in-time delivery and field sales personnel has enabled us to build and maintain strong customer relationships. We continuously analyze our customer base to ensure that strategic customers are properly targeted and serviced, while focusing our efforts to supply and service our larger customers on a national account basis. The national account program has successfully resulted in servicing multi-location customers from multi-location Olympic facilities. In addition, we offer business solutions to our customers through value-added and value-engineered services. We also provide inventory stocking programs and in-plant employees located at certain customer locations to help reduce customers' costs.

Our Fe program is a commitment to provide superior customer service while striving to exceed customer expectations. This program includes tracking actual on-time delivery and quality performance against objectives, and initiatives to improve efficiencies and streamline processes at each operation.

We believe our sales force is among the largest and most experienced in the industry. The sales force makes direct daily sales calls to customers throughout the continental United States. The continuous interaction between our sales force and active and prospective customers provides us with valuable market information and sales opportunities, including opportunities for outsourcing and increased sales.

Our sales efforts are further supported by metallurgical engineers, technical service personnel, and product specialists who have specific expertise in carbon and stainless steel, alloy plate and steel fabrication. Our e-commerce initiatives include extranet pages for specific customers and are integrated with our internal business systems to provide cost efficiencies for both us and our customers.

Acquisitions. In June 2006, we acquired PS&W to further expand our fabrication capabilities. We believe the service center industry will experience further consolidation, and we will actively consider participation in such consolidation.

Management. We believe one of our strengths is the depth of our management. In addition to our named executive officers, our management team includes two Regional Vice Presidents, our Vice-Presidents of Sales and Marketing, New Business Development, and Human Resources, ten General Managers, our Directors of Materials Management and Strategic Initiatives, and our corporate Credit Manager. Members of the management team have a diversity of backgrounds within the steel industry, including management positions at steel producers and other steel service centers. They average 24 years of experience in the steel industry and 13 years with our company.

Products, Processing Services, and Quality Standards

We maintain a substantial inventory of coil and plate steel. Coil is in the form of a continuous sheet, typically 36 to 96 inches wide, between 0.015 and 0.625 inches thick, and rolled into 10 to 30 ton coils. Because of the size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements, without further processing, of most customers. Plate is typically thicker than coil and is processed by laser, plasma or oxygen burning.

Customer orders are entered or electronically transmitted into computerized order entry systems, and appropriate inventory is then selected and scheduled for processing in accordance with the customer's specified delivery date. We attempt to maximize yield by combining customer orders for processing each coil or plate to the fullest extent practicable.

Our services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, precision machining, fabricating and painting to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Cutting-to-length involves cutting steel along the width of the coil. Slitting involves cutting steel to specified widths along the length of the coil. Shearing is the process of cutting sheet steel. Blanking cuts the steel into specific shapes with close tolerances. Tempering improves the uniformity of the thickness and flatness of the steel through a cold rolling process. Plate burning is the process of cutting steel into specific shapes and sizes. Our machining activities include drilling, bending, milling, tapping, boring and sawing. Our fabrication activities include additional machining, welding and painting of component parts.

The following table sets forth as of December 31, 2006, the major pieces of processing equipment by geographic region:

Processing Equipment	(a) Eastern Region	(b) Central Region	(c) Automotive Region	Total
Cutting-to-length	8	5	2	15
Blanking			4	4
Tempering (d)	3	1		4
Plate processing	25	22		47
Slitting	4	2	3	9
Shearing	1	5		6
Machining	28			28
Painting	2			2
Shot blasting / grinding	2	2		4
Total	73	37	9	119

(a) Consists of ten facilities located in Cleveland, Connecticut, Pennsylvania, Georgia and North Carolina.

(b) Consists of four facilities located in Illinois, Minnesota and Iowa.

(c) Consists of our Detroit facility and the GSP facility, both located in Michigan, primarily serving the automotive industry.

(d) In addition to the temper mills located in Cleveland and Iowa, tempering includes press brake equipment.

Our quality control system establishes controls and procedures covering all aspects of our products from the time the material is ordered through receipt, processing and shipment to the customer. These controls and procedures encompass periodic supplier audits, meetings with customers, inspection criteria, traceability and certification. In addition, all of our facilities have earned ISO 9001-2000 certifications. The Detroit operation has earned Ford's Q-1 quality rating and is also ISO 14001 and TS-16949 certified. We have a quality testing lab adjacent to our temper mill facility in Cleveland.

Customers and Distribution

We have a diverse customer and geographic base, which helps to reduce the inherent risk and cyclicality of our business. Net sales to our top three customers, in the aggregate, approximated 21% and 22% of our net sales in 2006 and 2005, respectively. We sell to multiple divisions of Ingersoll-Rand Company Ltd., our largest customer, which accounted for approximately 9% and 11% of net sales in 2006 and 2005, respectively. We serve customers in most carbon steel consuming industries, including manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation equipment, food service and electrical equipment, as well as general and plate fabricators, and steel service centers. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by our Detroit operation, and sales to other steel service centers accounted for approximately 9% and 8%, respectively, of our net sales in 2006, and 12% and 10% of our net sales in 2005.

While we ship products throughout the United States, most of our customers are located in the midwestern, eastern and southern regions of the United States. Most domestic customers are located within a 250-mile radius of one of our processing facilities, thus enabling an efficient delivery system capable of handling a high frequency of short lead-time orders. We primarily transport most of our products directly to customers via third-party trucking firms. Products sold to foreign customers are shipped either directly from the steel producers to the customer or to an intermediate processor, and then to the customer by rail, truck or ocean carrier.

We process our steel to specific customer orders as well as for stocking programs. Many of our larger customers commit to purchase on a regular basis at agreed upon prices ranging from three to twelve months. To help mitigate price volatility risks, these fixed price commitments are generally matched with corresponding supply arrangements. Customers notify us of specific release dates as the processed products are required. Customers typically notify us of release dates anywhere from a just-in-time basis up to three weeks before the release date. Therefore, we are required to carry sufficient inventory to meet the short lead time and just-in-time delivery requirements of our customers.

Many of our products are sold to customers in industries that experience significant fluctuations in demand based on economic conditions, energy prices, seasonality, consumer demand and other factors beyond our control. Approximately 9% and 12% of our net sales in 2006 and 2005, respectively, were directly to automotive manufacturers or manufacturers of automotive components and parts. Due to the concentration of customers in this industry, our gross margins on these sales are generally less than our margins on sales to other industries. Further pressure by the automotive manufacturers to reduce their costs could result in even lower margins. Any decrease in demand within one or more of these industries, including the current depressed environment in the domestic auto industry, as well as the possible slowdown in light construction-related industries, may be significant and may last for a lengthy period of time. Customers in affected industries, including particularly the domestic auto industry, also represent an increasing credit risk and bankruptcy risk which could cause decreased sales or cause us to recognize additional bad debt expense.

Raw Materials

Our principal raw material is flat rolled carbon, coated and stainless steel that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and at times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

Inventory management is a key profitability driver in the steel service center industry. We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just in time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long term, fixed price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing steel inventory.

Suppliers

We concentrate on developing supply relationships with high-quality steel producers, using a coordinated effort to be the customer of choice for business critical suppliers. We employ sourcing strategies maximizing the quality, production and transportation economies of a global supply base. We are an important customer of flat-rolled coil and plate for many of our principal suppliers, but we are not dependent on any one supplier. We purchase in bulk from steel producers in quantities that are efficient for such producers. This enables us to maintain a continued source of supply at what we believe to be competitive prices. We believe the accessibility and proximity of our facilities to major domestic steel producers, combined with our long-standing and continuous prompt pay practices, will continue to be an important factor in maintaining strong relationships with steel suppliers. We purchase flat-rolled steel at regular intervals from a number of domestic and foreign producers of primary steel.

Recently, the steel producing supply base has experienced significant consolidation with the three largest domestic producers, Mittal, Nucor and US Steel, accounting for a majority of the domestic steel market. We purchased approximately 46% and 47% of our total steel requirements from these suppliers in 2006 and 2005, respectively. Although we have no long-term supply commitments, we believe we have good relationships with each of our steel suppliers. If, in the future, we are unable to obtain sufficient amounts of steel on a timely basis, we may not be able to obtain steel from alternate sources at competitive prices. In addition, interruptions or reductions in our supply of steel could make it difficult to satisfy our customers' just-in-time delivery requirements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Competition

Our principal markets are highly competitive. We compete with other regional and national steel service centers, single location service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis. We have different competitors for each of our products and within each region. We compete on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of our competitors have greater financial and operating resources than we have.

With the exception of certain Canadian operations, foreign-located steel service centers are generally not a material competitive factor in our principal domestic markets.

Management Information Systems

Information systems are an important component of our strategy. We have invested in technologies and human resources required in this area and expect to make substantial further investments in the future. We currently maintain three separate computer-based systems in the operation of our business and we depend on these systems to a significant degree, particularly for inventory management.

Our information systems focus on the following core application areas:

Inventory Management. Our information systems track the status of inventories in all locations on a daily basis. This information is essential in allowing us to closely monitor and manage our inventory.

Differentiated Services To Customers. Our information systems allow us to provide value-added services to customers, including quality control and on-time delivery monitoring and reporting, just-in-time inventory management and shipping services, and EDI communications.

Internal Communications. We believe that our ability to quickly and efficiently share information across our operations is critical to our success. We have invested in various communications, data warehouses and workgroup technologies which enable managers and employees to remain effective and responsive.

E-Commerce and Advanced Customer Interaction. We are actively involved in electronic commerce initiatives, including both our own sponsored initiatives and participation in customer e-procurement initiatives. We have implemented extranet sites for specific customers, which are integrated with our internal business systems to streamline the costs and time associated with processing electronic transactions.

We are currently implementing a new single system alternative to replace the three legacy operating systems we currently use. The objective is to standardize and streamline business processes and improve support for our growing service center and fabrication business. The project plan, which will require a significant use of management's time, anticipates a 30-month phased implementation which began in July 2006, with estimated external costs approximating $14 million.

We recently completed a total re-engineering of our wide area network to provide more communications bandwidth between our facilities and to enable the implementation of a disaster recovery site during 2007.

We continue to actively seek opportunities to utilize information technologies to reduce costs and improve services within our organization and across the steel supply chain. This includes working with individual steel producers and customers, and participating in industry sponsored groups to develop information processing standards to benefit those in the supply chain.

We also continue to pursue business process improvements to standardize and streamline order fulfillment, improve efficiency and reduce costs. Our business systems analysts work with our ISO quality team to evaluate all opportunities that may yield savings and better service to our customers.

Employees

At December 31, 2006, we employed approximately 1,120 people, of which approximately 190 of the hourly plant personnel at our Minneapolis and Detroit facilities are represented by four separate collective bargaining units.

The collective bargaining agreement covering hourly plant employees at our Minneapolis plate facility was extended through March 31, 2009. A collective bargaining agreement covering approximately 5 Detroit maintenance workers expires in 2007. Collective bargaining agreements covering other Detroit and Minneapolis employees expire in 2009 and subsequent years. We believe that we have good working relationships with our employees. While we have never experienced a work stoppage by our personnel, any prolonged disruption in business arising from work stoppages by personnel represented by collective bargaining units could have a material adverse effect on our results of operations.

Service Marks, Trade Names and Patents

We conduct our business under the name "Olympic Steel." A provision of federal law grants exclusive rights to the word "Olympic" to the U.S. Olympic Committee. The U.S. Supreme Court has recognized, however, that certain users may be able to continue to use the word based on long-term and continuous use. We have used the name Olympic Steel since 1954, but are prevented from registering the name "Olympic" and from being qualified to do business as a foreign corporation under that name in certain states. In such states, we have registered under different names, including "Oly Steel" and "Olympia Steel." Our wholly-owned subsidiary, Olympic Steel Lafayette, Inc., does business in certain states under the names "Olympic Steel Detroit," "Lafayette Steel and Processing" and "Lafayette Steel," and our operation in Georgia does business under the name "Southeastern Metal Processing."

We also hold a trademark for our stainless steel sheet and plate product "OLY-FLATBRITE", which has a unique combination of surface finish and flatness.

Government Regulation

Our operations are governed by many laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Environmental

Our facilities are subject to certain federal, state and local requirements relating to the protection of the environment. We believe that we are in material compliance with all environmental laws, do not anticipate any material expenditures to meet environmental requirements and do not believe that compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Effects of Inflation

Inflation generally affects us by increasing the cost of employee wages and benefits, transportation services, processing equipment, purchased steel, energy and borrowings under our credit facility. General inflation has not had a material effect on our financial results during the past three years.

Backlog

Because we conduct our operations generally on the basis of short-term orders, we do not believe that backlog is a meaningful indicator of future performance.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by the Company at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on or through the "Investor Relations" section of our website (www.olysteel.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Information relating to corporate governance at Olympic Steel, including its Business Ethics Policy, information concerning executive officers, directors and Board committees (including committee charters), and transactions in Olympic Steel securities by directors and officers, is available free of charge on or through the "Investor Relations" section of our website at www.olysteel.com. We are not including the information on our website as a part of, or incorporating it by reference into, this annual report on Form 10-K.

Forward-Looking Information

This Annual Report on Form 10-K and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as "may," "will," "anticipate," "should," "intend," "expect," "believe," "estimate," "project," "plan," "potential," "continue," as well as the negative of these terms or similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties and assumptions including, but not limited to, those set forth in Item 1A (Risk Factors) below and the following:

- general and global business, economic and political conditions;
- competitive factors such as the availability and pricing of steel, industry inventory levels and rapid fluctuations in customer demand and pricing;
- the cyclicality and volatility within the steel industry;
- the ability of our customers (especially in the domestic automotive industry) to maintain their credit availability;
- customer, supplier, and competitor consolidation, bankruptcy or insolvency;
- layoffs or work stoppages by our own or our suppliers' or customers' personnel;
- the availability and costs of transportation and logistical services;
- equipment malfunctions or installation delays;
- the successes of our strategic efforts and initiatives to increase sales volumes, maintain cash turnover, maintain or improve inventory turns and reduce costs;
- the adequacy of our existing information technology and business system software;
- the successful implementation of our new information system;
- the timing and outcome of OLP's efforts and ability to liquidate its remaining assets;
- the post-acquisition integration of PS&W; and
- our ability to pay regular quarterly cash dividends.

Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, intended, expected, believed, estimated, projected or planned. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

ITEM 1A. RISK FACTORS

In addition to the other information in this report and our other filings with the SEC, the following risk factors should be carefully considered in evaluating us and our business before investing in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us or otherwise, may also impair our business. If any of the risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and investors may lose all or part of their investment.

Risks Related to our Business

Volatile steel prices can cause significant fluctuations in our operating results. Our sales and operating income could decrease if we are unable to pass producer price increases on to our customers.

Our principal raw material is flat-rolled carbon, coated and stainless steel that we typically purchase from multiple primary steel producers. The steel industry as a whole is cyclical and at times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us.

We, like many other steel service centers, maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel are generally at prevailing market prices in effect at the time we place our orders. We have no long-term, fixed-price steel purchase contracts. When steel prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the net sales and profitability of our business could be adversely affected. When steel prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing steel inventory. Changing steel prices therefore could significantly impact our net sales, gross margins, operating income and net income.

China is a large consumer of steel and steel products, which are integral to its current large scale industrial expansion. This large and growing demand for steel by China has significantly affected the global steel industry. Actions by domestic and foreign producers, including steel companies in China, to increase production, could result in an increased supply of steel in the United States which could result in lower prices for our products. Further, should China experience an economic downturn or slowing of its growth, its steel consumption could decrease and some of the supply it currently uses could be diverted to the U.S. markets we serve, which could depress steel prices. A decline in steel prices could adversely affect our sales, margins and profitability.

An interruption in the sources of our steel supply could have a material adverse effect on our results of operations.

In recent years, the steel producing supply base has experienced significant consolidation with the three largest domestic producers, Mittal, Nucor and US Steel, accounting for a majority of the domestic steel market. We purchased approximately 46% and 47% of our total steel requirements from these suppliers in 2006 and 2005, respectively. The number of available suppliers could be reduced in the future by factors such as further industry consolidation or bankruptcies affecting steel suppliers. Although we have no long-term supply commitments, we believe we have good relationships with each of our steel suppliers. If, in the future, we are unable to obtain sufficient amounts of steel on a timely basis, we may not be able to obtain steel from alternate sources at competitive prices. In addition, interruptions or reductions in our supply of steel could make it difficult to satisfy our customers' just-in-time delivery requirements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We service industries that are highly cyclical, and any downturn in our customers' industries could reduce our sales, margins, and profitability.

We sell our products in a variety of industries, including capital equipment manufacturers for industrial, agricultural and construction use, the automotive industry, and manufacturers of fabricated metal products. Our largest category of customers is producers of industrial machinery and equipment. Numerous factors, such as general economic conditions, consumer confidence, significant business interruptions, labor shortages or work stoppages, energy prices, seasonality and other factors beyond our control, may cause significant demand fluctuations from one or more of these industries. Any decrease in demand within one or more of these industries may be significant and may last for a lengthy period of time. Periods of economic slowdown or recession in the United States, downturns in demand, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, could result in lower sales, margins and profitability.

Approximately 9% of our 2006 sales were to automotive manufacturers or manufacturers of automotive components and parts ("Automotive Customers"). Historically, due to the concentration of customers in this industry, our gross margins on these sales have generally been less than our margins on sales to customers in other industries. The continued difficulties faced by domestic Automotive Customers in 2006 has further challenged our margins on such sales. In addition, the precarious nature of the financial position of many domestic Automotive Customers has caused us to forego sales due to credit concerns. We do not expect the problems faced by our domestic Automotive Customers to significantly improve in the near future. If we are unable to generate sufficient future cash flow on our sales to Automotive Customers, we may be required to record an impairment charge against the assets which are used to service those customers.

Our success is dependent upon our relationships with certain key customers.

We have derived and expect to continue to derive a significant portion of our revenues from a relatively limited number of customers. Our top three customers accounted for approximately 21% and 22% of our revenues in 2006 and 2005, respectively. Many of our larger customers commit to purchase on a regular basis at agreed upon prices ranging from three to twelve months. We generally do not have long-term contracts with our customers. As a result, the relationship, as well as particular orders, can generally be terminated with relatively little advance notice. The loss of any one of our major customers could have a material adverse effect on our business, financial condition or results of operations.

Customer credit constraints and credit losses could have a material adverse effect on our results of operations.

In climates of higher steel prices, increased sales volume and consolidation among capital providers to the steel industry, the ability of our customers to maintain credit availability has become more challenging. In particular, certain customers in the automotive industry represent an increasing credit risk. Some customers have reduced their purchases because of these credit constraints. Moreover, our disciplined credit policies have, in some instances, resulted in lost sales. In recent years, we have experienced an increase in customer bankruptcies. Were we to lose sales or customers due to these actions, or if we have misjudged our credit estimations and they result in future credit losses, there could be a material adverse affect on our results of operations.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy.

Our success is dependent upon the management and leadership skills of our senior management team. We have employment agreements, including non-competition provisions, with our Chief Executive Officer, President and Chief Operating Officer, and our Chief Financial Officer that expire on January 1, 2010, January 1, 2011, and January 1, 2012, respectively. The loss of any members of our senior management team or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

Labor disruptions at any of our facilities or those of major customers could adversely affect our business, results of operations and financial condition.

Approximately 190 of the hourly plant personnel at our Minneapolis and Detroit facilities are represented by four separate collective bargaining units. The collective bargaining agreement covering hourly plant employees at our Minneapolis plate facility was extended through March 31, 2009. A collective bargaining agreement covering approximately 5 Detroit maintenance workers expires in 2007. Collective bargaining agreements covering other Detroit and Minneapolis employees expire in 2009 and subsequent years. Any prolonged disruption in business arising from work stoppages by personnel represented by collective bargaining units could have a material adverse effect on our business, results of operations or financial condition.

In addition, many of our significant customers, including in the automotive industry, have unionized workforces and have sometimes experienced significant labor disruptions such as work stoppages, slow-downs and strikes. A labor disruption at one or more of our major customers could interrupt production or sales by that customer and cause that customer to halt or limit orders for our products. Any such reduction in the demand for our products could adversely affect our business, results of operations or financial condition.

Risks associated with our growth strategy may adversely impact our ability to sustain our growth and our stock price may decline.

Historically, we have grown internally by increasing sales and services to our existing customers, aggressively pursuing new customers and services, building new facilities, and acquiring and upgrading processing equipment in order to expand the range of value-added services we offer. In addition, we have grown through external expansion by the acquisition of other steel service centers and related businesses. We intend to continue to actively pursue our growth strategy in the future.

The future expansion of an existing facility or construction on a new facility could have adverse effects on our results of operations due to the impact of the start-up costs and the potential for underutilization in the start-up phase of a facility. Consolidation in our industry has reduced the number of potential acquisition targets, and we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies which may be larger and have greater financial and other resources than we have. Competition among potential acquirers could result in increased prices for acquisition targets. As a result, we may not be able to identify appropriate acquisition candidates or consummate acquisitions on satisfactory terms.

The pursuit of acquisitions may divert management's time and attention away from day-to-day operations. In order to achieve growth through acquisitions, expansion of current facilities, greenfield construction or otherwise, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our growth strategy on terms which are satisfactory.

We may have difficulties integrating our acquisition of Tinsley Group – PS&W, Inc. into our business which could adversely affect our results of operations.

In June 2006, we acquired all of the stock of Tinsley Group – PS&W, Inc. ("PS&W"), a North Carolina-based fabricator of heavy construction equipment components. Risks associated with the acquisition include, but are not limited to:

- our ability to realize anticipated benefits and the competitive position of PS&W after the acquisition;
- the discovery of material unknown, assumed liabilities;

- the possibility that costs or difficulties related to the acquisition will be greater than expected;
- the possibility that integration of the acquisition would result in a diversion of management attention from the operation of our existing business;
- the possibility that the anticipated benefits from the acquisition may not be realized or take longer than expected to be realized;
- the possibility that disruptions from the acquisition may make it difficult for PS&W or us to maintain relationships with our respective customers, employees or suppliers; and
- difficulties in integrating PS&W's information systems.

Post-acquisition difficulties with PS&W, including those outlined above, could adversely affect our business, our results of operations and our cash flows.

The failure of our key computer-based systems could have a material adverse effect on our business.

We currently maintain three separate computer-based systems in the operation of our business and we depend on these systems to a significant degree, particularly for inventory management. These systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses. The destruction or failure of any one of our computer-based systems for any significant period of time could materially adversely affect our business, financial condition and results of operations and cash flows.

Our project to initiate implementation of a new information system could adversely affect our results of operations and cash flows.

In July 2006, we announced the initiation of a project to implement a new information system, consolidating our three legacy operating systems into one integrated system. The objective is to standardize and streamline business processes and improve support for our growing service center and fabrication business. The project plan anticipates a 30-month phased implementation which began in July 2006, with estimated external implementation costs approximating $14 million. Risks associated with the implementation include, but are not limited to:

- a significant deployment of capital and a significant use of management and employee time;
- the possibility that the software vendor may not be able to complete the project as planned;
- the possibility that the timeline, costs or complexities related to the new system implementation will be greater than expected;
- the possibility that the software, once implemented, does not work as planned;
- the possibility that benefits from the new system may be lower or take longer to realize than expected;
- the possibility that disruptions from the implementation may make it difficult for us to maintain relationships with our respective customers, employees or suppliers; and
- limitations on the availability and adequacy of the proprietary software or consulting, training and project management services, as well as our ability to retain key personnel assigned to the project.

We can provide no assurance that the implementation process will be successful or will occur as planned and without disruption to operations. Difficulties associated with the design and implementation of the new information system could adversely affect our business, our results of operations and our cash flows.

We may not be able to retain or expand our customer base if the United States manufacturing industry continues to erode.

Our customer base primarily includes manufacturing and industrial firms in the United States, some of which are, or have considered, relocating production operations outside the United States or outsourcing particular functions outside the United States. Some customers have closed as they were unable to compete successfully with foreign competitors. Our facilities are located in the United States and, therefore, to the extent that our customers relocate or move operations where we do not have a presence, we could lose their business.

Our business is highly competitive, and increased competition could reduce our market share and harm our financial performance.

Our business is highly competitive. We compete with steel service centers and, to a certain degree, steel producers and intermediate steel processors, on a regular basis, primarily on quality, price, inventory availability and the ability to meet the delivery schedules of our customers. We have different competitors for each of our products and within each region. Certain of these competitors have financial and operating resources in excess of ours. Increased competition could lower our margins or reduce our market share and have a material adverse effect on our financial performance.

Increases in energy prices would increase our operating costs, and we may be unable to pass all these increases on to our customers in the form of higher prices.

If our energy costs increase disproportionately to our revenues, our earnings could be reduced. We use energy to manufacture and transport our products. Our operating costs increase if energy costs, including electricity, gasoline and natural gas, rise. During periods of higher energy costs, we may not be able to recover our operating cost increases through price increases without reducing demand for our products. In addition, we generally do not hedge our exposure to higher prices via energy futures contracts. Increases in energy prices will increase our operating costs and may reduce our profitability if we are unable to pass all the increases on to our customers.

We expect to finance our future growth through borrowings under our bank credit facility. Increased leverage could adversely impact our business and results of operations.

If we incur additional debt under our credit facility or otherwise to finance future growth, our leverage could increase as could the risks associated with such leverage. A high degree of leverage could have important consequences to us. For example, it could:

- increase our vulnerability to adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures, dividends and other general corporate purposes;
- limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;
- place us at a disadvantage compared to our competitors that are less leveraged; and
- limit our flexibility in planning for, or reacting to, changes in our business and in the steel industry.

Risks Related to Our Common Stock

The market price for our common stock may be volatile.

In recent periods, there has been volatility in the market price for our common stock. Furthermore, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including, but not limited to, the risk factors described herein. Examples include:

- announcement of our quarterly operating results or the operating results of other steel service centers;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors; and
- announcements by us or our competitors of significant acquisitions, dispositions or joint ventures.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Our quarterly results may be volatile.

Our operating results have varied on a quarterly basis during our operating history and are likely to fluctuate significantly in the future. Our operating results may be below the expectations of our investors as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, but are not limited, the risk factors listed above.

Many factors could cause our revenues and operating results to vary significantly in the future. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance. Further, it is our practice not to provide forward-looking sales or earnings guidance and not to endorse any analyst's sales or earnings estimates. Nonetheless, if our results of operations in any quarter do not meet analysts' expectations, our stock price could materially decrease.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We believe that our properties are strategically situated relative to our domestic suppliers, our customers and each other, allowing us to support customers from multiple locations. This permits us to provide inventory and processing services, which are available at one operation but not another. Steel is shipped from the most advantageous facility, regardless of where the order is taken. The facilities are located in the hubs of major steel consumption markets, and within a 250-mile radius of most of our customers, a distance approximating the one-day driving and delivery limit for truck shipments. The following table sets forth certain information concerning our principal properties:

Operation	Location	Square Feet	Function	Owned or Lease
Cleveland	Bedford Heights, Ohio (1)	127,000	Corporate headquarters and coil processing and distribution center	Owned
	Bedford Heights, Ohio (1)	121,500	Coil and plate processing, distribution center and offices	Owned
	Bedford Heights, Ohio (1)	59,500	Plate processing, distribution center and offices	Leased (2)
Minneapolis	Plymouth, Minnesota	196,800	Coil and plate processing, distribution center and offices	Owned
	Plymouth, Minnesota	112,200	Plate processing, distribution center and offices	Owned
Detroit	Detroit, Michigan	256,000	Coil processing, distribution center and offices	Owned
	Erie, Michigan	32,000	Coil processing, distribution center and offices	Owned
South	Winder, Georgia	285,000	Coil and plate processing, distribution center and offices	Owned
Iowa	Bettendorf, Iowa	190,000	Coil and plate processing, distribution center and offices	Owned
Connecticut	Milford, Connecticut	134,000	Coil processing, distribution center and offices	Owned
Philadelphia	Lester, Pennsylvania	92,500	Plate processing, distribution center and offices	Leased (3)
Chambersburg	Chambersburg, Pennsylvania	87,000	Plate processing, distribution center and offices	Owned
	Chambersburg, Pennsylvania	150,000	Plate processing, fabrication, distribution center and offices	Owned
Chicago	Schaumburg, Illinois	80,500	Coil and plate processing, distribution center and offices	Owned
PS&W	Siler City, NC Seagrove, NC	74,000 31,000	Plate processing, fabrication, distribution center and offices	Owned Leased (4)

(1) The Bedford Heights facilities are all adjacent properties.

(2) This facility is leased from a related party pursuant to the terms of a triple net lease for $195,300 per year. The lease expires in June 2010, with one renewal option for an additional 10 years.

(3) The lease on this facility expires on December 31, 2007, with a 1 year renewal option.

(4) The lease on this facility expires on October 31, 2008, with one renewal option for an additional 3 years.

Our international sales office is located in Jacksonville, Florida. All of the properties listed in the table as owned are subject to mortgages securing our debt agreements. Management believes we will be able to accommodate our capacity needs for the immediate future at our existing facilities.

ITEM 3. LEGAL PROCEEDINGS

We are party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In the opinion of management, the outcome of the proceedings to which we are currently a party will not have a material adverse effect upon our operations or our financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

This information is included in this Report pursuant to Instruction 3 of Item 401(b) of Regulation S-K. The following is a list of our executive officers and a brief description of their business experience. Each executive officer will hold office until his successor is chosen and qualified.

Michael D. Siegal, age 54, has served as our Chief Executive Officer since 1984, and as Chairman of the Board of Directors since 1994. From 1984 until January 2001, he also served as President. He has been employed by us in a variety of capacities since 1974. Mr. Siegal is a member of the Board of Directors and Executive Committee of the Metals Service Center Institute (MSCI). He previously served as National Chairman of Israel Bonds and presently serves as Vice Chairman of the Development Corporation for Israel and as an officer for the Cleveland Jewish Community Federation. He is also a member of the Board of Directors of American National Bank (Cleveland, Ohio) and University Hospitals – Rainbow Babies Committee (Cleveland, OH).

David A. Wolfort, age 54, has served as our President since January 2001 and Chief Operating Officer since 1995. He has been a director since 1987. He previously served as Vice President Commercial from 1987 to 1995, after having joined us in 1984 as General Manager. Prior thereto, he spent eight years with a primary steel producer in a variety of sales assignments. Mr. Wolfort is a director of the MSCI and previously served as Chairman of MSCI's Political Action Committee and Governmental Affairs Committee. He is also a member of the Northern Ohio Regional Board of the Anti-Defamation League.

Richard T. Marabito, age 43, serves as our Chief Financial Officer (CFO). He joined us in 1994 as Corporate Controller and served in this capacity until being named CFO in March 2000. He also served as Treasurer from 1994 through 2002. Prior to joining us, Mr. Marabito served as Corporate Controller for Waxman Industries, Inc., a publicly traded wholesale distribution company. Mr. Marabito was employed from 1985 to 1990 by a national accounting firm in its audit department. Mr. Marabito is a director of the MSCI and is the Chairman of the MSCI's Foundation for Education and Research. He is also a board member of the Make-A-Wish Foundation of Northeast Ohio.

Heber MacWilliams, age 63, serves as our Chief Information Officer, and has been employed by us since 1994. Prior to joining us, Mr. MacWilliams spent 14 years as partner in charge of management consulting at Walthall & Drake, a public accounting firm in Cleveland, Ohio. He is Chairman of the MSCI Supply Chain Committee, and is a member and past president of the Northeast Ohio Chapter of the Society for Information Management.

Richard A. Manson, age 38, has served as our Treasurer since January 2003, and has been employed by us since 1996. From 1996 through 2002, he served as Director of Taxes and Risk Management. Prior to joining us, Mr. Manson was employed for seven years by a national accounting firm in its tax department. Mr. Manson is a certified public accountant and is a member of the Ohio Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our Common Stock trades on the Nasdaq Global Market under the symbol "ZEUS." The following table sets forth, for each quarter in the two year period ended December 31, 2006, the high and low closing prices of our Common Stock as reported by the Nasdaq Global Market and its predecessor (the Nasdaq National Market):

	2006		2005	
	High	Low	High	Low
First quarter	$31.18	$23.40	$26.45	$17.88
Second quarter	36.22	29.01	17.99	13.31
Third quarter	38.97	24.15	18.29	13.21
Fourth quarter	28.55	21.34	25.23	15.27

Holders of Record

On March 1, 2007, we estimate there were approximately 2,300 beneficial holders of our Common Stock.

Dividends

We did not pay any dividends in the year ended December 31, 2005.

During each quarter of 2006, our Board of Directors approved quarterly dividends of $.03 per share, that were paid on March 15, 2006, June 15, 2006, September 15, 2006 and December 15, 2006. We expect to make regular quarterly dividend distributions in the future, subject to the continuing determination by our Board of Directors that the dividend remains in the best interest of our shareholders. Our banking agreement restricts the amount of dividends that we can pay. Any determinations by the Board of Directors to pay cash dividends in the future will take into account various factors, including our financial condition, results of operations, current and anticipated cash needs, plans for expansion and current restrictions under our credit agreement. We cannot assure you that dividends will be paid in the future or that, if paid, the dividends will be at the same amount or frequency.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the quarter ended December 31, 2006.

Recent Sales of Unregistered Securities

We did not have any unregistered sales of equity securities during the year ended December 31, 2006.

Shareholder Return Performance Presentation

Set forth below is a line graph comparing the cumulative total shareholder return on our Common Stock , against the cumulative total return of the Nasdaq U.S. composite index and indices to peer groups from December 31, 2001 through December 31, 2006. Cumulative total returns assume reinvestment of dividends. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our Common Stock.


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/01)
1200
1000
800
600
400
200
0
Dollars
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Olympic Steel, Inc.
Peer Group
Nasdaq US Index

Total Return Analysis	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Olympic Steel, Inc.	**$ 100.00**	**$ 125.49**	**$ 321.96**	**$ 1,039.61**	**$ 974.51**	**$ 875.61**
Peer Group	**$ 100.00**	**$ 96.94**	**$ 155.91**	**$ 218.35**	**$ 287.23**	**$ 325.85**
Nasdaq US Index	**$ 100.00**	**$ 68.47**	**$ 102.72**	**$ 111.54**	**$ 113.07**	**$ 123.84**

Source: CTA Integrated Communications www.ctaintegrated.com (303) 665-4200. Data from ReutersBRIDGE Data Networks

The foregoing shareholder return performance presentation shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such information by reference, and shall not otherwise be deemed filed under such acts.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected data of the Company for each of the five years in the period ended December 31, 2006. The data presented should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report.

	For the Years Ended December 31, (in thousands, except per share data)				
	2006	2005	2004	2003	2002
Tons Sold Data:					
Direct	1,064	1,091	1,171	996	1,004
Toll (a)	202	189	184	185	154
Total	1,266	1,280	1,355	1,181	1,158
Income Statement Data:					
Net sales (a)	$981,004	$939,210	$894,157	$472,548	$459,384
Gross profit (b)	200,699	166,471	242,370	99,856	109,776
Operating expenses (c)	146,479	122,450	139,563	99,690	103,938
Operating income	54,220	44,021	102,807	166	5,838
Income (loss) from joint ventures (d)	(2,137)	(4,125)	741	(1,012)	606
Interest and other financing costs	2,677	3,703	4,655	4,155	8,071
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	49,406	36,193	98,893	(5,001)	(1,627)
Net income (loss)	$31,048	$22,092	$60,078	($3,260)	($5,759)
Earnings (Loss) Per Share Data:					
Basic (e)	$2.99	$2.18	$6.12	($0.34)	($0.60)
Diluted	$2.92	$2.11	$5.88	($0.34)	($0.60)
Weighted average shares - basic	10,383	10,134	9,816	9,646	9,637
Weighted average shares - diluted	10,633	10,457	10,222	9,646	9,637
Balance Sheet Data (end of period):					
Current assets	$308,215	$227,655	$287,307	$155,794	$162,686
Current liabilities	92,340	94,603	95,688	42,574	43,962
Working capital	215,875	133,052	191,619	113,220	118,724
Total assets	405,320	305,606	374,146	249,002	262,911
Total debt	68,328	-	96,022	97,797	106,793
Shareholders' equity	234,237	200,321	176,525	112,236	115,495

(a) Net sales generated from toll tons sold represented less than 3% of consolidated net sales for all years presented.
(b) Gross profit is calculated as net sales less the cost of materials sold, exclusive of depreciation.
(c) Operating expenses are calculated as total costs and expenses less the cost of materials sold.
(d) Includes $2,000 and $3,500 loss on disposition of OLP joint venture in 2006 and 2005, respectively.
(e) Calculated by dividing net income (loss) by weighted average shares outstanding.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A. Risk Factors in this Annual Report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report.

Overview

We are a leading U.S. steel service center with over 50 years of experience. Our primary focus is on the direct sale and distribution of large volumes of processed carbon, coated and stainless flat-rolled sheet, coil and plate products. We operate as an intermediary between steel producers and manufacturers that require processed steel for their operations. We serve customers in most carbon steel consuming industries, including manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation, food service and electrical equipment, as well as general and plate fabricators, and steel service centers. We distribute our products primarily through a direct sales force.

We operate as a single business segment with 16 strategically-located processing and distribution facilities in Connecticut, Georgia, Illinois, Iowa, Michigan, Minnesota, North Carolina, Ohio and Pennsylvania. This geographic footprint allows us to focus on regional customers and larger national and multi-national accounts, primarily located throughout the midwestern, eastern and southern United States.

We sell a broad range of steel products, many of which have different gross profits and margins. Products that have more value-added processing generally have a greater gross profit and higher margins. Accordingly, our overall gross profit is affected by, among other things, product mix, the amount of processing performed, the availability of steel, volatility in selling prices and material purchase costs. We also perform toll processing of customer-owned steel, the majority of which is performed by our Detroit and Georgia operations. We sell certain products internationally, primarily in Puerto Rico and Mexico. All international sales and payments are made in United States dollars. Recent international sales have been immaterial to our consolidated financial results.

Our results of operations are affected by numerous external factors including, but not limited to, general and global business, economic and political conditions, competition, steel pricing and availability, energy prices, pricing and availability of raw materials used in the production of steel, customer demand for steel and customers' ability to manage their credit line availability and layoffs or work stoppages by our own, our suppliers' or our customers' personnel. The steel industry also continues to be affected by both the global consolidation of our suppliers, competitors and end-use customers.

On May 1, 2006, we acquired the remaining 51% interest in GSP. Prior to May 1, our 49% interest in GSP was accounted for under the equity method. Since May 1, the results of GSP have been fully consolidated into our financial statements. In January 2006, we announced plans to close the OLP joint venture in Detroit, Michigan. OLP, which was a processor of laser welded steel blanks for the automotive industry, ceased operations in the first quarter of 2006. Our 50% interest in OLP is accounted for under the equity method.

In June 2006, we acquired all of the outstanding stock of PS&W, a North Carolina-based fabricator of heavy construction equipment components. Since June 2, the results of PS&W have been fully consolidated into our financial statements.

The collective bargaining agreement covering hourly plant employees at our Minneapolis plate facility was extended through March 31, 2009. A collective bargaining agreement covering approximately 5 Detroit maintenance workers expires in 2007. Collective bargaining agreements covering our Detroit and other Minneapolis employees expire in 2009 and subsequent years. We have never experienced a work stoppage and we believe that our relationship with employees is good. However, any prolonged work stoppages by our personnel represented by collective bargaining units could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates, under different assumptions or conditions. On an on-going basis, we monitor and evaluate our estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements:

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is maintained at a level considered appropriate based on historical experience and specific customer collection issues that we have identified. Estimations are based upon the application of an historical collection rate to the outstanding accounts receivable balance, which remains fairly level from year to year, and judgments about the probable effects of economic conditions on certain customers, which can fluctuate significantly from year to year. We cannot be certain that the rate of future credit losses will be similar to past experience. We consider all available information when assessing the adequacy of our allowance for doubtful accounts each quarter.

Inventory Valuation

Our inventories are stated at the lower of cost or market and include the costs of the purchased steel, internal and external processing, and inbound freight. Cost is determined using the specific identification method. We regularly review our inventory on hand and record provisions for obsolete and slow-moving inventory based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand, which may require higher provisions for obsolete or slow-moving inventory.

Impairment of Long-Lived Assets

We evaluate the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the historical or projected future operating results, significant changes in the manner or the use of the assets or the strategy for the overall business, or significant negative industry or economic trends. We record an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

Income Taxes

Deferred income taxes on the consolidated balance sheet include, as an offset to the estimated temporary differences between the tax basis of assets and liabilities and the reported amounts on the consolidated balance sheets, the tax effect of operating loss and tax credit carryforwards. If we determine that we will not be able to fully realize a deferred tax asset, we will record a valuation allowance to reduce such deferred tax asset to its net realizable value.

Revenue Recognition

Revenue is recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition." For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title and risk of loss is transferred which generally occurs upon delivery to our customers. Given the proximity of our customers to our facilities, virtually all of our sales are shipped and received within one day. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

Results of Operations

The following table sets forth certain income statement data for the years ended December 31, 2006, 2005 and 2004 (dollars shown in thousands):

	2006		2005		2004	
	$	% of net sales	$	% of net sales	$	% of net sales
Net sales	$ 981,004	100.0%	$ 939,210	100.0%	$ 894,157	100.0%
Gross profit (a)	200,699	20.5%	166,471	17.7%	242,370	27.1%
Operating expenses (b)	146,479	14.9%	122,450	13.0%	139,563	15.6%
Operating income	$ 54,220	5.5%	$ 44,021	4.7%	$ 102,807	11.5%

(a) Gross profit is calculated as net sales less the cost of materials sold, exclusive of depreciation.

(b) Operating expenses are calculated as total costs and expenses less the cost of materials sold

2006 Compared to 2005

Tons sold in 2006 decreased 1.0% to 1.27 million from 1.28 million last year. Tons sold in 2006 included 1.07 million from direct sales and 202 thousand from toll processing, compared with 1.09 million direct tons and 189 thousand toll tons in 2005.

Net sales in 2006 increased 4.4% to $981.0 million from $939.2 million. Average selling prices for 2006 increased 5.5% from 2005. While 2006 average selling prices were, overall, higher than 2005, average selling prices declined during the fourth quarter of 2006 due to normal seasonal patterns and pricing pressures associated with higher inventory levels held at steel service centers.

In 2006, gross profit, as a percentage of net sales, increased to 20.5% from 17.7% in 2005. As the base price of steel declined during the first nine months of 2005, competitive pressures resulted in lower selling prices and gross margin. Gross margin levels began increasing during the end of the third quarter of 2005 and we experienced higher average selling prices and higher gross margins through the third quarter of 2006. During the fourth quarter of 2006, higher inventory levels at steel service centers led to competitive pressures, declining sales prices and lower gross margins. We expect the pricing and margin pressures experienced in the fourth quarter of 2006 to continue into the first quarter of 2007. We anticipate that inventory levels at steel service centers will decrease during the first quarter of 2007 and we expect average selling prices and gross margins to begin increasing in late first quarter 2007.

As a percentage of net sales, operating expenses for 2006 increased to 14.9% from 13.0% in 2005. Operating expenses for 2006 increased 19.6% to $146.5 million from $122.5 million in 2005. The increase in operating expenses was primarily attributable to higher distribution costs caused by higher fuel costs and surcharges, the addition of our second facility in Chambersburg, Pennsylvania, the increased number of laser processing machines in operation, increased variable compensation expense, expenses associated with the implementation of our new information system, and the inclusion of operating expenses related to the consolidation of GSP (starting on May 1) and the acquisition of PS&W (starting on June 2).

In 2006, we adopted SFAS No. 123-R which requires us to record compensation expense for stock options issued to employees and directors. Prior to 2006, we accounted for stock options granted to employees and directors under the intrinsic value method of APB No. 25, where no compensation expense was recognized. We have elected to use the modified prospective transition method where compensation expense is recorded prospectively. The adoption of SFAS No. 123-R resulted in $127 thousand of expense being recorded for stock options during 2006, compared to no stock option expense being recognized during 2005.

In 2006, losses from joint ventures totaled $137 thousand compared with $625 thousand in 2005. OLP ceased operations during the first quarter of 2006. Operating losses generated by OLP during the first quarter of 2006 were recorded against the $3.5 million reserve for loss on disposition of joint ventures that was recorded at December 31, 2005. During the second and third quarters of 2006, OLP began liquidating its remaining assets. Offers from third parties to purchase the remaining assets were less than anticipated and we recorded an additional $2.0 million charge in the second quarter of 2006.

Financing costs for 2006 decreased to $2.7 million from $3.7 million in 2005, due to lower borrowing levels in 2006. Our effective borrowing rate, inclusive of deferred financing fees, was 7.5% in 2006 compared to 8.9% in 2005.

In 2006, we reported income before income taxes of $49.4 million, compared to $36.2 million in 2005. An income tax provision of 37.2% was recorded during 2006, compared to 39.0% in 2005. Taxes paid in 2006 totaled $19.3 million, compared to $16.9 million in 2005. We expect our effective tax rate in 2007 to approximate 38%.

Net income for 2006 totaled $31.0 million or $2.92 per diluted share, compared to $22.1 million or $2.11 per diluted share in 2005.

2005 Compared to 2004

Tons sold in 2005 decreased 5.6% to 1.28 million from 1.36 million last year. Tons sold in 2005 included 1.09 million from direct sales and 189 thousand from toll processing, compared with 1.17 million direct tons and 184 thousand toll tons in 2004. The decrease in tons sold in 2005 was primarily attributable to lower sales to automotive customers, lower sales to other service centers and lower overall demand across most sectors in 2005 when compared to 2004.

Net sales in 2005 increased 5.0% to $939.2 million from $894.2 million. Average selling prices for 2005 increased 11.2% from 2004. Higher levels of inventory held by steel service centers and end-use customers led to competitive pressures and declining selling prices during the first nine months of 2005. Average selling prices began increasing during the third quarter of 2005 and the higher selling prices were sustained during the fourth quarter of 2005.

In 2005, gross profit, as a percentage of net sales, decreased to 17.7% from 27.1% in 2004. As the base price of steel declined, competitive pressures resulted in lower selling prices and gross margin during the first nine months of 2005. Gross margin levels began increasing during the end of the third quarter of 2005 and the increased gross margin levels were sustained during the fourth quarter of 2005 as average selling prices increased.

As a percentage of net sales, operating expenses for 2005 decreased to 13.0% from 15.6% in 2004. Operating expenses for 2005 decreased 12.3% to $122.5 million from $139.6 million in 2004. The decrease in operating expenses was primarily the result of lower variable compensation in 2005, partially offset by higher distribution costs.

In 2005, losses from joint ventures totaled $625 thousand compared with income of $741 thousand in 2004. We also recorded a $3.5 million loss on the disposition of our OLP joint venture, which includes writing off our $1.3 million equity investment and covering an estimated $2.2 million under our guarantee of OLP's debt.

Financing costs for 2005 decreased to $3.7 million from $4.6 million in 2004. During 2005, we repaid all outstanding bank debt and we remained free of bank debt as of December 31, 2005.

In 2005, we reported income before income taxes of $36.2 million, compared to $98.9 million in 2004. An income tax provision of 39.0% was recorded during 2005, compared to 39.2% in 2004. Taxes paid in 2005 totaled $16.9 million, compared to $25.7 million in 2004.

Net income for 2005 totaled $22.1 million or $2.11 per diluted share, compared to $60.1 million or $5.88 per diluted share in 2004.

Liquidity and Capital Resources

Our principal capital requirements include funding working capital needs, purchasing and upgrading of processing equipment and facilities, acquisitions and paying dividends. We use cash generated from operations, leasing transactions, and our credit facility to fund these requirements.

Working capital at December 31, 2006 increased $82.8 million from the end of the prior year. The increase was primarily attributable to a $76.5 million increase in inventories and a $5.7 million increase in accounts receivable.

During 2006, we used $50.8 million of net cash for operations, of which $38.5 million was derived from cash earnings and $89.3 million was used for working capital. We generated $67.8 million of cash from financing activities, consisting primarily of revolver borrowings. We spent $21.4 million on acquisitions and capital expenditures. In 2006, we increased our capital spending significantly over levels in recent years. In January 2006, we purchased and equipped a 150,000 square foot facility in Chambersburg, Pennsylvania for $6.5 million to expand our plate processing and machining activities in that geographic area. We added six new laser-processing lines during 2006, all of which were financed through operating leases. In June 2006, we acquired all of the outstanding stock of PS&W for $9.0 million (net of the final post-closing working capital adjustment). We expect to continue our increased capital spending levels in 2007 and we anticipate using our financial position to continue to take advantage of a consolidating service center and fabricating industry. In July 2006, we announced the beginning of a project to implement a new single information system to replace the three systems we currently use. The objective is to standardize and streamline business processes and improve support for our growing service center and fabrication business. The project will require a significant deployment of capital and will require a significant use of management's time. The total external costs associated with the new information system are expected to approximate $14 million over a 30-month phased implementation that began in July 2006.

During 2006, our Board of Directors approved quarterly dividends of $.03 per share that were paid on March 15, 2006, June 15, 2006, September 15, 2006 and December 15, 2006. In February 2007, our Board of Directors approved a quarterly dividend of $.03 per share which is payable on March 15, 2007 to shareholders of record as of March 1, 2007. We expect to make regular dividend distributions in the future, subject to the continuing determination by our Board of Directors that the payment of dividends remains in the best interest of our shareholders.

Our secured bank financing agreement (the Credit Facility) is a revolving credit facility collateralized by our accounts receivable, inventories, and substantially all of our property and equipment. Borrowings are limited to the lesser of a borrowing base, comprised of eligible accounts receivable and inventories or, effective with a September 2006 amendment, $130 million in the aggregate. The Credit Facility size will be reduced to $110 million effective March 31, 2007. In April 2006, we entered into an amendment of the Credit Facility which, subject to the terms and conditions set forth in the amendment: (i) extended the maturity date of the existing Credit Facility to December 15, 2009, with annual extensions at the banks' option; (ii) increased the allowable investments in joint ventures from $2.5 million to $10 million; and (iii) increased the annual limitation on capital expenditures from $15 million to $25 million.

In December 2006, we advanced $3.16 million to OLP to cover a loan guarantee obligation. We believe the underlying value of OLP's remaining assets, upon liquidation, will be sufficient to repay the advance at a later date.

The Credit Facility requires us to comply with various covenants, the most significant of which include: (i) minimum availability of $10 million, tested monthly; (ii) a minimum fixed charge coverage ratio of 1.25, and a maximum leverage ratio of 1.75, which are tested quarterly; (iii) restrictions on additional indebtedness; and (iv) limitations on capital expenditures and investments. At December 31, 2006, we had approximately $60 million of availability and were in compliance with our covenants. The Credit Facility also contains an accordion feature which allows the Company to add up to $25 million of additional revolver capacity in certain circumstances.

We believe that funds available under our Credit Facility, together with funds generated from operations and leases, will be sufficient to provide us with the liquidity necessary to fund anticipated working capital requirements and capital expenditure requirements over the next 12 months. In the future, we may as part of our business strategy, acquire and dispose of other assets in the same or complimentary lines of business, enter into or exit strategic alliances and joint ventures. Accordingly, the timing and size of our capital requirements are subject to change as business conditions warrant and opportunities arise.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2006. Open purchase orders for raw materials and supplies used in the normal course of business have been excluded from the following table.

Contractual Obligations (amounts in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ 68,328	$ -	$ 68,328	$ -	$ -
Loan guarantee obligations	-	-	-	-	-
Other long-term liabilities	6,664		5,538	-	1,126
Operating leases	12,108	3,883	7,409	816	-
Total contractual obligations	$ 87,100	$ 3,883	$ 81,275	$ 816	$ 1,126

Off Balance Sheet Arrangements

An off-balance sheet arrangement is any contractual arrangement involving an unconsolidated entity under which a company has (a) made guarantees, (b) a retained or a contingent interest in transferred assets, (c) any obligation under certain derivative instruments, or (d) any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to a company, or engages in leasing, hedging, or research and development services within a company.

As of December 31, 2006, we had no material off-balance sheet arrangements.

Effects of Inflation

Inflation generally affects us by increasing the cost of employee wages and benefits, transportation services, processing equipment, purchased steel, energy and borrowings under our credit facility. General inflation has not had a material effect on our financial results during the past three years.

Impact of Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 will have a material impact on our consolidated financial statements.

In September 2006, the SEC issued *Staff Accounting Bulletin No. 108* (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Olympic Steel, Inc.:

We have completed integrated audits of Olympic Steel, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Olympic Steel, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing herein, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance

Olympic Steel, Inc.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 31,048	$ 22,092	$ 60,078
Adjustments to reconcile net income to net cash from operating activities (net of effects from purchases of GSP and PS&W) -			
Depreciation and amortization	8,356	8,980	9,753
Loss (income) from joint ventures, net of distributions and consolidation of GSP	137	778	(686)
Loss on disposition of joint venture	2,000	3,500	-
Asset impairment charge	-	-	487
Loss on disposition of property and equipment	108	27	58
Stock based compensation	127	-	-
Other long-term assets	(3,172)	-	-
Other long-term liabilities	3,702	2,962	-
Long-term deferred income taxes	(3,800)	(3,083)	9,531
	38,506	35,256	79,221
Changes in working capital:			
Accounts receivable	(725)	13,205	(36,761)
Inventories	(70,994)	51,888	(93,349)
Prepaid expenses and other	(2,557)	(570)	(369)
Accounts payable	(12,631)	(1,296)	32,335
Accrued payroll and other accrued liabilities	(2,402)	(12,092)	20,764
	(89,309)	51,135	(77,380)
Net cash from (used for) operating activities	(50,803)	86,391	1,841
Cash flows from (used for) investing activities:			
Purchase of GSP Interest	(100)	-	-
Purchase of PS&W	(8,965)	-	-
Capital expenditures	(12,303)	(2,230)	(2,029)
Proceeds from disposition of property and equipment	9	-	123
Net cash used for investing activities	(21,359)	(2,230)	(1,906)
Cash flows from (used for) financing activities:			
Credit facility revolver borrowings (payments), net	65,481	(49,517)	(4,304)
Change in outstanding checks	1,860	5,907	7,405
Debt repayments	(2,264)	(37,384)	(4,876)
Credit facility closing fees and expenses	-	-	(700)
Repayment of officer note receivable	-	-	675
Proceeds from exercise of stock options and employee stock purchases	3,992	1,704	3,462
Dividends paid	(1,251)	-	-
Net cash from (used for) financing activities	67,818	(79,290)	1,662
Cash and cash equivalents:			
Net increase (decrease)	(4,344)	4,871	1,597
Beginning balance	9,555	4,684	3,087
Ending balance	$ 5,211	$ 9,555	$ 4,684

The accompanying notes are an integral part of these statements.

Olympic Steel, Inc.
Consolidated Statements of Shareholders' Equity
For The Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	Common Stock	Officer Note Receivable	Retained Earnings
Balance at December 31, 2003	$ 99,790	$ (749)	$ 13,195
Net income	-	-	60,078
Interest on officer note	-	(23)	-
Payment of interest on officer note	-	97	-
Repayment of officer note principal	-	675	-
Exercise of stock options and employee stock purchases (389 shares)	3,462	-	-
Balance at December 31, 2004	103,252	-	73,273
Net income	-	-	22,092
Exercise of stock options and employee stock purchases (115 shares)	1,704	-	-
Balance at December 31, 2005	104,956	-	95,365
Net income	**-**	**-**	**31,048**
Payment of dividends	**-**	**-**	**(1,251)**
Exercise of stock options and employee stock purchases (276 shares)	**3,992**	**-**	
Stock based compensation	**127**	**-**	
Balance at December 31, 2006	**$ 109,075**	**$ -**	**$ 125,162**

The accompanying notes are an integral part of these statements.

Olympic Steel, Inc.
Notes to Consolidated Financial Statements
For The Years Ended December 31, 2006, 2005, and 2004

(dollars in thousands, except per share amounts)

1. ***Summary of Significant Accounting Policies:***

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively the Company or Olympic), after elimination of intercompany accounts and transactions. Investments in the Company's joint ventures are accounted for under the equity method.

Nature of Business

The Company is a U.S. steel service center with over 50 years of experience in specialized processing and distribution of large volumes of carbon, coated carbon and stainless steel, flat-rolled sheet, and coil and plate products from 16 facilities in nine midwestern and eastern states. The Company operates as one business segment.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration Risks

The Company is a major customer of flat-rolled coil and plate steel for many of its principal suppliers, but is not dependent on any one supplier. The Company purchased approximately 46%, 47% and 48% of its total steel requirements from its three largest suppliers in 2006, 2005 and 2004, respectively.

The Company has a diversified customer and geographic base, which reduces the inherent risk and cyclicality of its business. The concentration of net sales to the Company's top 20 customers approximated 39%, 42% and 34% of net sales in 2006, 2005 and 2004, respectively. In addition, the Company's largest customer accounted for approximately 9%, 11% and 8% of net sales in 2006, 2005 and 2004, respectively. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by the Company's Detroit operation, and sales to other steel service centers, accounted for approximately 9% and 8%, respectively, of the Company's net sales in 2006, 12% and 10% of net sales in 2005, and 12% and 11% of net sales in 2004.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments, with a three month or less maturity, which are readily convertible into cash.

Accounts Receivable

Accounts receivable are presented net of allowances for doubtful accounts of $1,188 and $2,169 as of December 31, 2006 and 2005, respectively. Bad debt expense totaled $1,044 in 2006, $2,064 in 2005, and $2,384 in 2004.

The Company's allowance for doubtful accounts is maintained at a level considered appropriate based on historical experience and specific customer collection issues that the Company has identified. Estimations are based upon a calculated percentage of accounts receivable, which remains fairly level from year to year, and judgments about the probable effects of economic conditions on certain customers, which can fluctuate significantly from year to year.

Inventories

Inventories are stated at the lower of cost or market and include the costs of purchased steel, inbound freight, external processing, and applicable labor and overhead costs related to internal processing. Cost is determined using the specific identification method.

Property and Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 5 to 30 years.

Income Taxes

The Company, on its consolidated balance sheets, records as an offset to the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in its consolidated balance sheets, the tax effect of operating loss and tax credit carryforwards. If the Company determines that it will not be able to fully realize a deferred tax asset, it will record a valuation allowance to reduce such deferred tax asset to its realizable value.

Revenue Recognition

Revenue is recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition." For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title and risk of loss is transferred which generally occurs upon delivery to our customers. Given the proximity of our customers to our facilities, virtually all of the Company's sales are shipped and received within one day. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

Shipping and Handling Fees and Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. Additionally, the Company classifies costs incurred for shipping and handling to the customer as "Distribution" expense in its consolidated statements of operations.

Impairment

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets."

Stock-Based Compensation

In 2006, the Company adopted SFAS No. 123-R which requires the recording of compensation expense for stock options issued to employees and directors. Prior to 2006, the Company accounted for stock options granted to employees and directors under the intrinsic value method of APB No. 25, where no compensation expense was recognized. The Company has elected to use the modified prospective transition method where compensation expense is recorded prospectively. For additional information, see Note 9, Stock Options, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Impact of Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its consolidated financial statements.

In September 2006, the SEC issued *Staff Accounting Bulletin No. 108* (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

2. *Acquisition of Tinsley Group – PS&W, Inc.:*

In order to further expand value-added and fabrication capabilities, on June 2, 2006, the Company purchased all of the outstanding stock of Tinsley Group – PS&W, Inc. (PS&W) for a final purchase price of $9.0 million, which includes $6.6 million of goodwill. The results of PS&W have been fully consolidated in the Company's financial results since June 2, 2006.

PS&W is a full service fabricating company that utilizes burning, forming, machining and painting to produce a wide variety of fabrications for large original equipment manufacturers of heavy construction equipment. PS&W was founded in 1990 and currently operates in two facilities in North Carolina.

3. *Investments in Joint Ventures:*

The Company and the United States Steel Corporation (USS) each own 50% of Olympic Laser Processing (OLP), a company that produced laser welded sheet steel blanks for the automotive industry. In January 2006, the Company and USS announced the closing of OLP. In conjunction with the closing, during the fourth quarter of 2005, the Company recorded a $3.5 million charge for the disposition of the joint venture, consisting of $1.3 million for the impairment of the Company's investment in OLP and a then estimated $2.2 million to be funded under the Company's guarantee of OLP's debt. OLP ceased operations during the first quarter of 2006. Operating losses incurred by OLP during the first quarter of 2006 were recorded against the $3.5 million reserve. During the second and third quarters of 2006, OLP began liquidating its remaining assets. Offers from third-parties to purchase the remaining assets were less than anticipated and the Company recorded an additional $2.0 million charge in the second quarter of 2006 to reflect additional expected obligations under the guarantee of OLP's debt. In December 2006, the Company advanced $3.2 million to OLP to cover a loan guarantee. The Company believes the underlying value of OLP's remaining assets, upon liquidation, will be sufficient to repay the advance at a later date.

The Company recorded 50% of OLP's net income or loss to its Consolidated Statement of Operations as "Income (Loss) from Joint Ventures."

Prior to May 1, 2006, the Company held a 49% ownership interest in G.S.P., LLC (GSP), a venture to support the flat-rolled steel requirements of the automotive industry as a Minority Business Enterprise. In order to gain full control of GSP, on May 1, 2006, the Company purchased the remaining 51% ownership interest for $100 thousand and GSP ceased qualification as a Minority Business Enterprise.

During 2006, all of GSP's bank debt was extinguished, thereby eliminating the Company's 49% guarantee of GSP's demand note bank agreement.

Since May 1, 2006, GSP's results have been fully consolidated in the Company's financial statements. Prior to May 1, the Company, using the equity method of accounting, recorded 49% of GSP's net income or loss to its Consolidated Statement of Operations as "Income (Loss) from Joint Ventures."

4. *Property and Equipment:*

Property and equipment consists of the following:

	Depreciable Lives	As of December 31, 2006	As of December 31, 2005
Land	-	$ 10,269	$ 8,842
Land improvements	10	1,259	1,152
Buildings and improvements	30	61,347	54,752
Machinery and equipment	10-15	85,590	78,954
Furniture and fixtures	7	4,874	4,511
Computer equipment	5	6,663	6,634
Vehicles	5	33	62
Construction in progress	-	3,710	324
		$173,745	$155,231
Less accumulated depreciation		(86,386)	(77,480)
Net property and equipment		$ 87,359	$ 77,751

Construction in progress, as of December 31, 2006, primarily consisted of capitalized costs associated with the Company's new information system which is expected to begin implementation in 2008 and other information technology projects and upgrades. Construction in progress, as of December 31, 2005, primarily consisted of equipment upgrades.

5. *Inventories:*

Steel inventories consisted of the following:

	As of December 31, 2006	As of December 31, 2005
Unprocessed	$159,581	$ 98,939
Processed and finished	51,157	35,297
Totals	$210,738	$134,236

6. *Debt*:

Credit Facility

The Company's secured bank-financing agreement (the Credit Facility) is a revolving credit facility collateralized by the Company's accounts receivable, inventories, and substantially all of its property and equipment. Borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories or, effective with a September 2006 amendment, $130 million in the aggregate. The Credit Facility size will be reduced to $110 million effective March 31, 2007. In April 2006, the Company entered into an amendment of the Credit Facility which, subject to the terms and conditions set forth in the amendment: (i) extended the maturity date of the Credit Facility to December 15, 2009, with annual extensions at the banks' option; (ii) increased the amount of allowable investments in joint ventures from $2.5 million to $10 million; and (iii) increased the annual limitation on capital expenditures from $15 million to $25 million. The Company has the option to borrow based on the agent's base rate or Eurodollar Rates (EURO) plus a premium.

The Credit Facility requires the Company to comply with various covenants, the most significant of which include: (i) minimum availability of $10 million, tested monthly, (ii) a minimum fixed charge coverage rate of 1.25, and a maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness; and (iv) limitations on dividends, capital expenditures and investments. At December 31, 2006, the Company had approximately $60 million of availability under the Credit Facility and the Company was in compliance with its covenants. The Credit Facility also contains an accordion feature which allows the Company to add up to $25 million of additional revolver capacity in certain circumstances.

Outstanding checks are included as part of Accounts Payable on the accompanying Consolidated Balance Sheets and such checks totaled $16.9 million as of December 31, 2006 and $15.0 million as of December 31, 2005.

Scheduled Debt Maturities, Interest, Debt Carrying Values

All outstanding term loans were repaid during 2005. The overall effective interest rate for all debt amounted to 7.5%, 8.9% and 5.6% in 2006, 2005 and 2004, respectively. Interest paid totaled $2,456, $3,102 and $3,150 for the years ended December 31, 2006, 2005 and 2004, respectively. Average total debt outstanding was $41,549, $59,120 and $86,535 in 2006, 2005 and 2004, respectively.

The Company has not entered into interest rate transactions for speculative purposes or otherwise. The Company does not hedge its exposure to floating interest rate risk. However, the Company has the option to enter into 30 to 180 day fixed base rate EURO loans under the Credit Facility.

7. *Income Taxes:*

The components of the Company's provision (benefit) for income taxes from continuing operations were as follows:

	2006	2005	2004
Current:			
Federal	$17,776	$14,557	$25,355
State and Local	3,230	2,763	3,766
	21,006	17,320	29,121
Deferred	(2,648)	(3,219)	9,694
	$18,358	$14,101	$38,815

The components of the Company's deferred income taxes at December 31 are as follows:

	2006	2005
Deferred tax assets:		
Inventory	$ 923	$ 705
Net operating loss and tax credit carryforwards	1,728	1,066
Intangibles	1,690	52
Allowance for doubtful accounts	630	824
Other	155	-
Accrued expenses	4,103	2,747
	9,229	5,394
Valuation reserve	(2,336)	(989)
Total deferred tax assets	6,893	4,405
Deferred tax liabilities:		
Property and equipment	(7,949)	(9,168)
Other	(1,201)	(142)
Total deferred tax liabilites	(9,150)	(9,310)
Deferred tax liabilities, net	$(2,257)	$(4,905)

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2006	2005	2004
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal benefit	1.6%	4.0%	3.1%
Sec. 199 manufacturing deduction	(1.0%)	(1.1%)	-
All other, net	1.6%	1.1%	1.1%
Effective income tax rate	37.2%	39.0%	39.2%

Taxes paid in 2006, 2005 and 2004 totaled $19,255, $16,852 and $25,707, respectively. Some subsidiaries of the Company's consolidated group file state tax returns on a separate company basis and have state net operating loss carryforwards expiring over the next 4 to 20 years. A valuation reserve has been recorded against certain deferred tax assets as the realizability of such deferred tax assets is not certain.

8. *Retirement Plans:*

The Company's retirement plans consist of a 401(k) plan for PS&W employees, a profit-sharing plan and a 401(k) plan covering all other non-union employees, two separate 401(k) plans covering all union employees and a supplemental executive retirement plan (SERP) covering certain executive officers of the Company.

Company contributions to the non-union profit-sharing plan are discretionary amounts as determined annually by the Board of Directors. The 401(k) retirement plans allow eligible employees to contribute up to the statutory maximum. The Company contribution is determined annually by the Board of Directors and is based on a percentage of eligible employees' earnings and contributions. For the non-union 401(k) retirement plan in 2006, 2005 and 2004, the Company matched one-half of each eligible employee's contribution, limited to the first 6% of earnings, and profit-sharing contributions have ranged from 2% to 3% of eligible compensation.

Company contributions for each of the last three years for the union plans were 3% of eligible W-2 wages plus one half of the first 4% of each employee's contribution.

In 2005, the Board of Directors adopted the SERP. Contributions to the SERP are based on: (i) a portion of the participants' compensation multiplied by 13%; and (ii) a portion of the participants' compensation multiplied by a factor which is contingent upon the Company's return on invested capital. Benefits are subject to a vesting schedule of up to 5 years.

Retirement plan expense, which includes all Company 401(k), profit-sharing and SERP contributions, amounted to $2,450, $2,461, and $2,462 for the years ended December 31, 2006, 2005, and 2004, respectively.

9. *Stock Options:*

In January 1994, the Stock Option Plan (Option Plan) was adopted by the Board of Directors and approved by the shareholders of the Company. Pursuant to the provisions of the Option Plan, key employees of the Company, non-employee directors and consultants may be offered the opportunity to acquire shares of Common Stock by the grant of stock options, including both incentive stock options (ISOs) and nonqualified stock options. ISOs are not available to non-employee directors or consultants. A total of 1,300,000 shares of Common Stock are reserved under the Option Plan. To the extent possible, shares of Treasury Stock are used to satisfy share resulting from the exercise of stock options. The purchase price of a share of Common Stock pursuant to an ISO will not be less than the fair market value of a share of Common Stock at the grant date. Options vest over periods ranging from 6 months to 5 years and all expire 10 years after the grant date.

The Option Plan terminates on January 5, 2009. Termination of the Option Plan will not affect outstanding options. As of December 31, 2006, there were 24,170 options available for grant.

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No 123-R (SFAS No. 123-R) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption. The modified prospective transition does not require prior periods to be restated. Prior to the adoption of SFAS No. 123-R, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company has elected to use the "short-cut method" to calculate the historical pool of windfall tax benefits upon adoption of SFAS No. 123-R. The election to use the "short-cut method" had no effect on the Company's financial statements.

Under the intrinsic value method used prior to January 1, 2006, compensation expense for stock-based compensation was not recognized in our Consolidated Statements of Operations as all stock options granted by the Company had an exercise price equal to or greater than the market value of the underlying common stock on the option grant date.

The following table summarized the effect of the adoption of SFAS No. 123-R on the 2006 results of operations:

	For the year ended December 31, 2006
Stock option expense before taxes	$ 127
Stock option expense after taxes	$ 80
Impact per basic share	$ 0.01
Impact per diluted share	$ 0.01

All pre-tax charges related to stock option expense were included in the caption "Administrative and general" on the accompanying Consolidated Statements of Operations. Prior to the adoption of SFAS No. 123-R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flow in the Consolidated Statements of Cash Flow. SFAS No. 123-R requires the cash flow resulting from the tax deduction in excess of the compensation cost recognized for those options to be classified as financing cash flows. For the year ended December 31, 2006, tax benefits realized from option exercises totaled $2.4 million.

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	n/a	n/a	4.48%
Expected life in years	n/a	n/a	10
Expected volatility	n/a	n/a	0.59
Expected dividend yield	n/a	n/a	0%

The expected volatility assumption was derived by referring to changes in the Company's historical common stock price over a timeframe similar to that of the expected life of the award.

The weighted average fair value of options granted during 2004 was $9.04. No options were granted during 2005 or 2006.

For periods prior to 2006, the following table illustrates the pro-forma impact on net income and earnings per share as if the fair value based method had been applied on all outstanding and unvested awards in the period:

	For the year ended December 31, 2005	For the year ended December 31, 2004
Net income, as reported	$ 22,092	$60,078
Pro-forma expense, net of tax	(348)	(2,068)
Pro-forma net income	$ 21,744	$58,010
Basic net income per share:		
As reported	$ 2.18	$ 6.12
Pro-forma	$ 2.15	$ 5.91
Diluted earnings per share:		
As reported	$ 2.11	$ 5.88
Pro-forma	$ 2.08	$ 5.68

The following table summarizes stock-based award activity during the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	753,845	$ 6.00		
Granted	-	$ -		
Exercised	(275,371)	$ 5.81		
Canceled	(1,334)	$ 3.50		
Outstanding at December 31, 2006	477,140	$ 6.13	4.99 years	$ 7,682
Exercisable at December 31, 2006	467,539	$ 6.06	4.95 years	$ 7,561

The total intrinsic value of stock options exercised during the years ended December 31, 2006 and 2005 was $6.3 million and $1.7 million, respectively. Net cash proceeds from the exercise of stock options, exclusive of income tax benefits, were $1.6 million and $1.0 million for the years ended December 31, 2006 and 2005, respectively. Income tax benefits of $2.4 million and $653 thousand were realized from stock option exercises during the years ended December 31, 2006 and 2005, respectively. The fair value of options vested during the years ended December 31, 2006 and 2005 totaled $146 thousand and $320 thousand, respectively.

10. *Commitments and Contingencies:*

The Company leases certain warehouses, sales offices and machinery and equipment under long-term lease agreements. All leases are classified as operating and expire at various dates through 2010. In some cases the leases include options to extend. Rent and lease expense was $3,547, $2,313 and $1,793 for the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum lease payments as of December 31, 2006 are as follows:

2007	$ 3,883
2008	3,122
2009	2,632
2010	1,655
2011	568
Thereafter	248
	$ 12,108

The Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial position.

In the normal course of business, the Company periodically enters into agreements that incorporate indemnification provisions. While the maximum amount to which the Company may be exposed under such agreements can not be estimated, it is the opinion of management that these indemnifications are not expected to have a material adverse effect on the Company's results of operations or financial position.

As of December 31, 2006, approximately 190 of the Company's hourly plant personnel at its Minneapolis and Detroit facilities are represented by four separate collective bargaining units. Collective bargaining agreements covering these employees expire in 2007 and subsequent years.

11. *Related Party Transactions*:

Prior to 2006, a related entity handled a portion of the freight activity for the Company's Cleveland operation. Payments to this entity totaled $567 and $1,006 for the years ended December 31, 2005, and 2004, respectively. The related entity ceased operations in June 2005. There was no common ownership or management of this entity with the Company. Another related entity owns one of the Cleveland warehouses and leases it to the Company at an annual rental of $195. The lease was renewed in June 2000 for a 10-year term with one remaining renewal option for an additional 10 years.

The Company purchased several insurance policies through an insurance broker that formerly employed one of the Company's directors. Commissions paid to the insurance broker totaled $100, $99 and $10 in 2006, 2005 and 2004, respectively.

A Company Director serves on the Board of Advisors for a firm that provides psychological testing profiles for new hires to the Company. Fees paid to the firm totaled $11, $13 and $9 in 2006, 2005 and 2004, respectively.

David A. Wolfort, President and Chief Operating Officer, purchased 300,000 shares of the Company's Common Stock from treasury on February 22, 2001. The shares were purchased pursuant to a 5-year, full recourse promissory note with principal and all accrued interest due and payable to the Company on or before January 1, 2006. The principal balance of $675 accrued interest at 5.07% per annum, and was collateralized by a pledge of the underlying shares until the note was paid in full. The note and all accrued interest were repaid in the third quarter of 2004.

Michael D. Siegal, Chairman of the Board of Directors and Chief Executive Officer, and David A. Wolfort, President and Chief Operating Officer, were minority investors in a company that provided online services to Olympic's employees with respect to their retirement plan accounts. Mr. Siegal also served as an advisor for that company. Since December 2004, this company no longer provided services to Olympic's employees.

12. *Supplemental Cash Flow Information*:

Supplemental schedule of non-cash investing activities for 2006:

In May 2006, the Company purchased the remaining 51% interest in the GSP joint venture and in June 2006, the Company acquired all of the outstanding stock of PS&W. In conjunction with these acquisitions, liabilities were assumed as follows:

	PS&W	GSP
Fair value of assets acquired (including goodwill)	$ 17,562	$ 5,419
Termination of existing equity method investment in joint venture	-	(63)
Cash paid for stock / ownership interest	(8,965)	(100)
Liabilities assumed	$ 8,597	$ 5,256

13. *Shareholder Rights Plan*:

On January 31, 2000, the Company's Board of Directors (the Directors) approved the adoption of a share purchase rights plan. The terms and description of the plan are set forth in a rights agreement, dated January 31, 2000, between the Company and National City Bank, as rights agent (the Rights Agreement). The Directors declared a dividend distribution of one right for each share of Common Stock of the Company outstanding as of the March 6, 2000 record date (the Record Date). The Rights Agreement also provides, subject to specified exceptions and limitations, that Common Stock issued or delivered from the Company's treasury after the Record Date will be accompanied by a right. Each right entitles the holder to purchase one-one-hundredth of a share of Series A Junior Participating Preferred stock, without par value at a price of $20 per one one-hundredth of a preferred share (a Right). The Rights expire on March 6, 2010, unless earlier redeemed, exchanged or amended. Rights become exercisable to purchase Preferred Shares following the commencement of certain tender offer or exchange offer solicitations resulting in beneficial ownership of 15% or more of the Company's outstanding common shares as defined in the Rights Agreement.

SUPPLEMENTAL FINANCIAL INFORMATION

Unaudited Quarterly Results of Operations
(in thousands, except per share amounts)

2006	1st	2nd	3rd	4th	Year
Net sales	$ 238,871	$ 256,155	$ 259,917	$ 226,061	$ 981,004
Operating income	12,834	16,042	18,751	6,593	54,220
Income before income taxes	12,573	13,667	17,853	5,313	49,406
Net income	$ 7,981	$ 8,371	$ 10,935	$ 3,761	$ 31,048
Basic net income per share	$ 0.78	$ 0.80	$ 1.05	$ 0.36	$ 2.99
Weighted average shares outstanding - basic	10,259	10,416	10,429	10,429	10,383
Diluted net income per share	$ 0.76	$ 0.79	$ 1.03	$ 0.35	$ 2.92
Weighted average shares outstanding - diluted	10,568	10,661	10,663	10,651	10,633
Market price of common stock: (a)					
High	$ 31.18	$ 36.22	$ 38.97	$ 28.55	$ 38.97
Low	23.40	29.01	24.15	21.34	21.34

2005	1st	2nd	3rd	4th	Year
Net sales	$ 284,558	$ 241,482	$ 208,358	$ 204,812	$ 939,210
Operating income	16,833	5,937	4,825	16,426	44,021
Income before income taxes	15,768	4,757	3,519	12,149	36,193
Net income	$ 9,619	$ 3,004	$ 2,164	$ 7,305	$ 22,092
Basic net income per share	$ 0.95	$ 0.30	$ 0.21	$ 0.72	$ 2.18
Weighted average shares outstanding - basic	10,080	10,148	10,153	10,153	10,134
Diluted net income per share	$ 0.92	$ 0.29	$ 0.21	$ 0.70	$ 2.11
Weighted average shares outstanding - diluted	10,455	10,436	10,445	10,479	10,457
Market price of common stock: (a)					
High	$ 26.45	$ 17.99	$ 18.29	$ 25.23	$ 26.45
Low	17.88	13.31	13.21	15.27	13.21

(a) Represents the high and low closing quotations of our Common Stock as reported by the Nasdaq National Market.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Evaluations required by Rule 13a-15 of the Securities Exchange Act of 1934 of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report have been carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer. Based upon such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 in providing reasonable assurance that information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the rules and forms of the Securities and Exchange Commission.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2006 that were identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by Item 10 as to the executive officers is provided in Part I, Item 1 of this Form 10-K and is incorporated by reference into this section. Other information required by Item 10 will be incorporated herein by reference to the information set forth under the captions "Election of Directors", "Board of Directors Meetings and Committees", "Board and Committee Policies", "Code of Ethics", and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's definitive proxy statement for our 2007 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 will be incorporated herein by reference to the information set forth under the captions "Executive Compensation" and "Compensation of Directors" in the Registrant's definitive proxy statement for our 2007 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 will be incorporated herein by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," "Grants of Plan-Based Awards for Fiscal Year 2006" and "Outstanding Equity Awards at Fiscal Year-End 2006" in the Registrant's definitive proxy statement for our 2007 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 will be incorporated herein by reference to the information set forth under the caption "Related Party Transactions" in the Registrant's definitive proxy statement for our 2007 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 will be incorporated herein by reference to the information set forth under the caption "Independent Registered Accounting Firm" in the Registrant's definitive proxy statement for our 2007 Annual Meeting of Shareholders.

Exhibit	Description of Document	Reference
4.7	Rights Agreement dated as of January 31, 2000 (Including Form of Certificate of Adoption of Amendment to Amended Articles of Incorporation as Exhibit A thereto, together with a Summary of Rights to Purchase Preferred Stock)	Incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K filed with the Commission on February 15, 2000.
4.8	Amendment No. 6 to Amended and Restated Credit Agreement and Waiver dated May 21, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.8 to Registrant's Form 10-Q filed with the Commission on August 16, 2004.
4.9	Amendment No. 7 to Amended and Restated Credit Agreement dated August 26, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.9 to Registrant's Form 10-K filed with the Commission on March 14, 2005.
4.10	Amendment No. 8 to Amended and Restated Credit Agreement dated February 25, 2005 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.10 to Registrant's Form 10-K filed with the Commission on March 14, 2005.
4.11	Amendment No. 9 to Amended and Restated Credit Agreement dated March 31, 2005 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.11 to Registrant's Form 8-K filed with the Commission on April 1, 2005.
4.12	Amendment No. 10 to Amended and Restated Credit Agreement dated June 24, 2005 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.12 to Registrant's Form 8-K filed with the Commission on June 24, 2005.
4.13	Amendment No. 11 to Amended and Restated Credit Agreement dated April 26, 2006 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.13 to Registrant's Form 8-K filed with the Commission on April 28, 2006.
4.14	Amendment No. 12 to Amended and Restated Credit Agreement dated September 29, 2006 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	Incorporated by reference to Exhibit 4.14 to Registrant's Form 8-K filed with the Commission on October 3, 2006.
10.1 *	Olympic Steel, Inc. Stock Option Plan	Incorporated by reference to Exhibit 10.1 to the S-1 Registration Statement filed with the Commission on January 12, 1994.
10.2	Lease, dated as of July 1, 1980, as amended, between S.M.S. Realty Co., a lessor, and the Registrant, as lessee, relating to one of the Cleveland facilities	Incorporated by reference to Exhibit 10.3 to the S-1 Registration Statement filed with the Commission on January 12, 1994.
10.3	Intentionally omitted	

Exhibit	Description of Document	Reference
10.4	Lease, dated as of November 30, 1987, as amended, between Tinicum Properties Associates L.P., as lessor, and the Registrant, as lessee, relating to Registrant's Lester, Pennsylvania facility	Incorporated by reference to Exhibit 10.4 to the S-1 Registration Statement filed with the Commission on January 12, 1994.
10.5	Operating Agreement of Trumark Steel & Processing, LLC, dated April 1, 2002, by and among The Goss Group, Inc., and Oly Steel Welding, Inc.	Incorporated by reference to Exhibit 10.5 to Registrant's Form 10-Q filed with the Commission on May 15, 2002.
10.6	Intentionally omitted	
10.7	Operating Agreement of OLP, LLC, dated April 4, 1997, by and between the U.S. Steel Group of USX Corporation and Oly Steel Welding, Inc.	Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-Q filed with the Commission on May 5, 1997.
10.8 *	Form of Management Retention Agreement for Senior Executive Officers of the Company	Incorporated by reference to Exhibit 10.8 to Registrant's Form 10-Q filed with the Commission on August 7, 2000.
10.9 *	Form of Management Retention Agreement for Other Officers of the Company	Incorporated by reference to Exhibit 10.9 to Registrant's Form 10-Q filed with the Commission on August 7, 2000.
10.10 *	David A. Wolfort Employment Agreement effective as of January 1, 2006	Incorporated by reference to Exhibit 10.10 to Registrant's Form 8-K filed with the Commission on December 23, 2005.
10.11	Intentionally omitted	
10.12 *	Michael D. Siegal Employment Agreement dated August 8, 2006.	Incorporated by reference to Exhibit 10.12 to Registrant's Form 10-Q filed with the Commission on August 9, 2006.
10.13 *	Richard T. Marabito Employment Agreement dated August 8, 2006	Incorporated by reference to Exhibit 10.13 to Registrant's Form 10-Q filed with the Commission on August 9, 2006.
10.14 *	Olympic Steel, Inc. Executive Deferred Compensation Plan dated December 15, 2004	Incorporated by reference to Exhibit 10.14 to Registrant's Form 10-K filed with the Commission on March 14, 2005.
10.15 *	Non-Solicitation Agreements for Heber MacWilliams and Richard A. Manson	Incorporated by reference to Exhibit 10.15 to Registrant's Form 8-K filed with the Commission on March 4, 2005.
10.16 *	Form of Management Retention Agreement for Richard A. Manson and Heber MacWilliams	Incorporated by reference to Exhibit 10.16 to Registrant's Form 10-Q filed with the Commission on August 8, 2005.
10.17 *	Form of Supplemental Executive Retirement Plan term sheet	Incorporated by reference to Exhibit 99.1 to Registrant's Form 8-K filed with the Commission on January 5, 2006.

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ABOUT THE COMPANY

Founded in 1954, Olympic Steel is a leading U.S. Steel service center that specializes in the direct sale and distribution of large volumes of processed carbon, coated and stainless flat-rolled sheet, coil and plate steel products. These products are purchased from domestic and international steel producers, processed and inventoried by Olympic, and delivered just-in-time to a diverse customer base. Olympic serves customers in most carbon steel consuming industries, including manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation equipment, food service and electrical equipment, as well as general and plate fabricators, and steel service centers.

Olympic Steel offers a variety of processing services including both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, precision machining, fabricating and painting of steel parts. The Company's ability to manage a diversified business in an otherwise cyclical industry enables it to respond to customer needs.

FINANCIAL INFORMATION

In thousands, except per share and ratio data	2006	2005	Change
For the Year			
Tons sold	**1,266**	1,280	(14)
Net sales	**$981,004**	$939,210	$41,794
Operating income	**54,220**	44,021	10,199
Net income	**31,048**	22,092	8,956
Net income per diluted share	**2.92**	2.11	0.81
Weighted average diluted shares outstanding	**10,633**	10,457	176
Capital expenditures	**12,303**	2,230	10,073
At Year End			
Inventories	**$210,738**	$134,236	$76,502
Accounts receivable	**85,883**	80,131	5,752
Total assets	**405,320**	305,606	99,714
Total debt	**68,328**	—	68,328
Shareholders' equity	**234,237**	200,321	33,916
Shareholders' equity per share	**22.46**	19.73	2.73
Debt-to-equity ratio	**0.29**	—	0.29


Net Sales
(in 000's)
$894,157
$939,210
$981,004
2004
2005
2006


Operating Income
(in 000's)
$102,807
$44,021
$54,220
2004
2005
2006

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS

Michael D. Siegal, 54
Chairman of the Board and Chief Executive Officer, Olympic Steel

David A. Wolfort, 54
President and Chief Operating Officer, Olympic Steel

Ralph M. Della Ratta, 53
Managing Director, Western Reserve Partners LLC

Martin H. Elrad, 67
Private Investor

Thomas M. Forman, 61
Business Consultant and Private Investor

James B. Meathe, 49
Managing Partner, Walloon Ventures

Howard L. Goldstein, C.P.A., 54
Managing Director, Mallah Furman

CORPORATE OFFICERS

Michael D. Siegal
Chief Executive Officer

David A. Wolfort
President and Chief Operating Officer

Richard T. Marabito
Chief Financial Officer

Heber MacWilliams
Chief Information Officer

Richard A. Manson
Treasurer

Marc Morgenstern
Secretary, Olympic Steel
Partner, Sonnenschein Nath & Rosenthal LLP

SHAREHOLDER INFORMATION

Corporate Headquarters
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 (800) 321-6290
Fax: (216) 682-4065

Stock Listing
The Company's common stock trades on the Nasdaq Stock Market under the symbol "ZEUS".

Transfer Agent and Registrar
LaSalle Bank, N.A.
135 South LaSalle Street, Suite 1960
Chicago, IL 60603

Annual Meeting
The annual meeting of shareholders will be held at 11:00 AM EST, Friday, April 27, 2007, at
Baltimore Marriott Waterfront
700 Aliceanna Street
Baltimore, MD 21202

Independent Auditors
PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland, OH 44114

Legal Counsel
Sonnenschein Nath & Rosenthal LLP
685 Market Street – 6th Floor
San Francisco, CA 94105-4207

Investor Information
Shareholders and prospective investors are welcome to call or write with questions or requests for additional information. Inquiries should be directed to:

Jill A. Lettl
External Communications Specialist
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 Ext. 19631
e-mail: jlettl@olysteel.com
www.olysteel.com

Form 10-K
Shareholders who wish to obtain, without charge, a copy of Olympic Steel's annual report on Form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2006, may do so by writing to Investor Relations at the address indicated above.

OLYMPIC **STEEL**

Corporate Headquarters
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 (800) 321-6290
Fax: (216) 682-4065
www.olysteel.com

END